Act 5-30-2003



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SECURITIE 03054371 SSION
Washington, D.C. 20549

MAY 6 2003

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-18971

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Duncan Williams Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Rhea + Ivy PLC
(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 02 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Duncan-Williams, Inc.

Audited Statement of Financial Condition

December 31, 2002

Duncan-Williams, Inc.

Index

December 31, 2002

Independent Auditor's Report .... Page 3

Financial Statement

Statement of Financial Condition 4

Notes to Financial Statement 5

RHEA & IVY, P.L.C.

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS
SUITE 250 • 6000 POPLAR AVENUE • MEMPHIS, TN 38119-3971
TEL 901-761-3000 • FAX 901-761-9667 • WWW.RHEAIVY.COM

To the Board of Directors
Duncan-Williams, Inc.
Memphis, Tennessee

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Duncan-Williams, Inc. as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Duncan-Williams, Inc. as of December 31, 2002, in conformity with U.S. generally accepted accounting principles.

January 27, 2003

Rhea & Ivy, PLC

Duncan-Williams, Inc.

Statement of Financial Condition

December 31, 2002

Assets

Cash		$	992,430
Cash segregated under federal regulations			123,519
Receivable from clearing organization			29,135,809
Receivables from non-customers			357,911
Securities owned, at market value			14,017,462
Furniture and equipment, net of accumulated depreciation of $106,583			1,243,893
Other Assets			
Accrued interest on securities owned	$ 234,923		
Commissions, claims, and other receivables, net of allowance for bad debts of $90,338	102,363		
Deferred income taxes	133,973		
Recoverable federal taxes	91,800		
Miscellaneous	3,157,223		3,720,282
		$	49,591,306

See notes to statement of financial condition.

Liabilities and Stockholders' Equity

Liabilities:		
Payable to broker		$ 267,630
Payable to customers		79,360
Securities sold, but not yet purchased, at market value		26,280,597
Other Liabilities		
Accounts payable	$ 832,623	
Deferred income taxes	332,900	
Accrued expenses and other liabilities	1,442,958	2,608,481
		29,236,068
Commitments and Contingent Liabilities		-
Stockholders' Equity:		
Common stock:		
Class A (nonvoting) - authorized, issued and outstanding 700,000 shares with par value of $10 a share		7,000,000
Class B (voting) - authorized, issued and outstanding 1,307 shares with par value of $1 a share		1,307
Additional paid-in capital		1,000,000
Retained earnings		12,353,931
		20,355,238
		$ 49,591,306

Duncan-Williams, Inc.

Notes to Financial Statement

December 31, 2002

1. Operations and Organization

Nature of Business

Duncan-Williams, Inc., a Tennessee Corporation, is a securities full service broker-dealer operating under provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). Customers' funds and securities are protected to the limits provided by the Securities Investor Protection Corporation.

The Company operates primarily as a principal in transactions for the purchase and sale of various types of debt securities, which include: obligations of the United States Government, federal government agencies, various state and local governments, and corporate debt. The Company also acts as agent for customers in acquiring certificates of deposits, mutual funds and private placement of mortgage loans.

The Company's securities transactions are made primarily with individuals, financial institutions, credit unions, private organizations and other broker dealers. Safekeeping services for customer securities are provided by BNY Clearing Services, L.L.C. (BNYCS), on a fully disclosed basis. These securities are segregated in accordance with rules and regulations of the Securities and Exchange Commission (SEC) which limits claims only to the owners of such securities.

2. Summary of Significant Accounting Policies

Recording Security Transactions

Purchase and sales of securities are recorded on a settlement date basis, which is not materially different from trade date.

Securities Owned and Securities Sold, But Not Yet Purchased

Marketable securities, consisting of stocks, corporate bonds, state, municipal and United States and agencies obligations are valued at market. Securities not readily marketable are stated at their estimated value. Rules and regulations of the SEC require broker-dealer securities owned and securities sold, but not yet purchased to be valued at market.

2. Summary of Significant Accounting Policies (continued)

Repurchase Agreements

Securities purchased under agreements to resell and securities sold under agreements to repurchase are collateralized financing transactions and are carried at their contract amounts plus accrued interest.

Furniture and Equipment

Furniture and equipment are stated at cost, net of accumulation depreciation.

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Allowance for Doubtful Accounts

The amount of the allowance for doubtful accounts is determined principally on the basis of past collection experience.

Income Taxes

The Company files a separate return as a member of a controlled group. The Company accounts for income taxes under the liability method whereby deferred tax assets and liabilities are determined based on differences between amounts reported for financial reporting purposes and income tax purposes and based on enacted tax rates and laws that will be in effect when the differences are expected to reverse.

3. Cash and Securities Segregated Under Federal Regulations

In accordance with provisions of Rule 15c3-3 of the SEC, cash of $123,519 has been segregated in special accounts. The amount required to be on deposit at December 31, 2002, was $12,965.

4. Receivable from Clearing Organizations

Amounts receivable from clearing organizations at December 31, 2002, are as follows:

Receivable	$ 29,035,266
Unsecured deposit with clearing organization	100,543
	$ 29,135,809

4. Receivable from Clearing Organizations (continued)

The receivable from the clearing organization consists primarily of funds held from the sale of securities that have not yet been purchased.

5. Payable to Customers

Amounts payable to customers at December 31, 2002, are as follows:

Unsecured	$ 79,360

6. Note Receivable

During the year, the Company advanced an unrelated party $2,000,000. This demand note bears interest at a rate of 12% annually and is collateralized by the personal property of the borrower. The initial advance, plus $20,384 in accrued interest, is included as a component of miscellaneous assets at December 31, 2002.

7. Joint Venture Agreement

The Company entered into a Joint Venture Agreement (the Agreement) with U.S. Select Mortgage Company (USSM) in May 2002. The purpose of the joint venture is to undertake a program of finance for residential multi-family mortgage loans. USSM functions in the roles relating to marketing, origination and underwriting in relation to the residential multi-family loans. The Company functions in the roles relating to processing, closing, and quality control. Additionally, the Company provides investment-banking services to the joint venture including financial support, and the placement of the mortgages with investors.

In connection with the Agreement, the Company provided an unsecured non-interest bearing credit facility to USSM totaling $390,000. Outstanding borrowings at December 31, 2002, which are included as a component of miscellaneous assets, were $339,044. Payments under this facility are due monthly as loans are closed.

The joint venture agreement terminates in May 2006, unless the parties elect to mutually or unilaterally terminate. If USSM elects to withdraw unilaterally, the entire outstanding balance is due within 60 days. If the Company elects to withdraw unilaterally, then the outstanding balance shall be forgiven.

8. Securities Owned and Sold, Not Yet Purchased

At December 31, 2002, securities owned and sold, not yet purchased at market values are summarized as follows:

	Owned	Sold, Not Yet Purchased
Obligations of U.S. Government	$ 4,650,599	$ 25,246,238
State and municipal obligations	6,210,432	-
Certificates of deposit	472,815	-
Corporate obligations	2,548,563	1,034,359
Other securities	135,053	-
	$ 14,017,462	$ 26,280,597

9. Common Stock

The Company has both class A nonvoting and class B voting stock. Class A stock has preferences to dividends and liquidation. Class B stock is restricted in transfer and redemption price.

10. Income Taxes

Deferred tax assets and liabilities consist of the following components at December 31, 2002:

Deferred tax assets:	
Accrued expenses and allowances	$ 72,900
Alternative minimum tax credits	61,073
	$ 133,973
Deferred tax liabilities:	
Property and equipment	$ 332,900

11. 401(k) Retirement Savings Plan

The Company provides a qualified deferred compensation plan (401(k) plan) which is available to all employees with six or more months of service. The Company matches employee contributions to the plan to a maximum of $500 for each employee.

12. Commitments

Leases

The Company leased its corporate office from an entity affiliated through common ownership through September 2002.

The Company entered into a new lease with an unrelated party, which commences January 2003, through December 2012, with a renewal option thereafter.

12. Commitments (continued)

Leases (continued)

Future minimum lease payments due under non-cancelable agreements are as follows:

For the Year Ending December 31,	Amount
2003	$ 195,627
2004	338,801
2005	342,240
2006	345,680
2007	349,119
Thereafter	1,852,225
	$ 3,423,692

Legal Matters

In March 2002, a group of employees resigned and joined another broker. The Company claims that the actions and methods employed by the other broker and the departing employees damaged the Company and has claimed damages for $6,000,000. The matter is being arbitrated through the NASD's arbitration service and should be resolved in 2003. Management believes it will successfully prosecute its claim and recover a substantial sum. Management also believes that counter claims filed by the defendants are frivolous in nature and will be dismissed. Legal counsel for the Company has advised that no opinion can be expressed as to the ultimate outcome of this matter.

Additionally, the Company is involved in a number of legal matters arising in the ordinary course of its business. The amount of liability, if any, from these claims cannot be determined with certainty, however, management is of the opinion that the outcome of the claims will not have a material adverse impact on the financial position of the Company.

Purchase Commitments

At December 31, 2002, the Company has entered into agreements to purchase approximately $100,000 of office furniture and equipment.

13. Clearing Agreement

In March 2002, the Company entered into an agreement with R.W. Smith & Associates, Inc. (Smith), a registered municipal brokers/broker. Under the terms of the agreement, certain employees of Smith are dually registered with both companies, and act as independent contractors of the Company.

13. Clearing Agreement (continued)

The Company provides Smith the facilities, contacts, registration, safekeeping and other functions involved in the clearing of securities through BNYCS. Additionally, the Company provides Smith, through BNYCS, up to $6 million in financing for the inventory of securities owned and traded by Smith, approximately $1,128,000 at December 31, 2002.

In exchange, Smith pays the Company a fee for each transaction processed, interest on amounts borrowed to finance inventory, and a portion of the net gross profits realized by Smith.

14. Financial Instruments with Off-Balance Sheet Risks and Concentration of Credit Risk

In the normal course of business, the Company may be exposed to risks in the execution of securities transactions. These transactions involve elements of risk as to credit extended, market fluctuations, and interest rate changes.

The Company's securities transactions clear primarily on a delivery versus payment basis. In transactions with repurchase agreements, margin may be required if market conditions are such as to indicate excessive elements of risk in these transactions. The execution of substantially all purchases and sales of securities require the performance of another party to fulfill the transactions. In the event that a counterparty to the transaction fails to satisfy its obligation, the Company may be required to purchase or sell the security at the prevailing market price, which may have an adverse effect.

The nature of the securities industry is such that large cash balances are maintained in various financial institutions. These balances may exceed the limits of coverage guaranteed by the Federal Deposit Insurance Corporation.

The Company, as a securities broker-dealer, is engaged in various securities trading activities with a variety of customers including individuals, financial institutions, credit unions, insurance companies, pension plans, and other broker-dealers. The Company's exposure to credit risk associated with the non-performance of these counterparties could be impacted by changing market conditions which could impair the counterparties ability to satisfy their obligations to the Company.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligation in the financial statements at December 31, 2002, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2002.

15. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

15. Net Capital Requirement (continued)

At December 31, 2002, the Company had net capital of $13,434,442, which was $13,184,442 in excess of its required net capital of $250,000. Withdrawals of excess net capital, including advances to affiliates, are subject to regulatory approval if the withdrawals exceed 30% of excess net capital over a 30 day period or reduce excess net capital below 25% of deductions from net worth. The Company's ratio of aggregate indebtedness to net capital was .18 to 1 at December 31, 2002.

16. Related Party Transactions

In addition to the transactions disclosed in Note 12, at December 31, 2002, the Company had a receivable from a stockholder for $357,911. This receivable bears interest at rates prescribed by the Internal Revenue Service.

17. Involuntary Conversion

On August 22, 2002, a fire destroyed the Company's corporate office. This event, and the related insurance settlement, was treated as an involuntary conversion of a non-monetary asset to a monetary asset for financial statement reporting purposes. The net book of destroyed property totaled $100,562. Property insurance proceeds totaled $700,000.

18. Annual Report on Form X-17A-5

The annual report to the SEC on Form X-17A-5 is available for examination and copying at the Company's office and at the regional office of the SEC.